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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549











                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

                    UNDER THE INVESTMENT COMPANY ACT OF 1940













               WARBURG, PINCUS CENTRAL & EASTERN EUROPE FUND, INC.
               ---------------------------------------------------

                            Exact Name of Registrant




                               Page 1 of 2 Pages
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                            NOTIFICATION OF ELECTION



           The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                    SIGNATURE



           Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 26th day of January, 1999.



           Signature:            WARBURG, PINCUS CENTRAL & EASTERN EUROPE
                                 FUND, INC.

                                 (Name of Registrant)



                                  By:   /s/ Janna Manes
                                        ---------------------

                                        Name: Janna Manes

                                        Title: Vice President & Secretary





Attest: /s/ Stuart J. Cohen
        ----------------------

     Name: Stuart J. Cohen

     Title: Assistant Secretary



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